Exhibit 99.3
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto announces modernisation and expansion of Canadian aluminium smelters
14 December 2010
Rio Tinto is to invest in its Canadian aluminium smelters to improve production efficiency through modernisation and expansion. The bulk of this new investment — US$758 million — will be spent on completing the first phase of the AP60 plant in Saguenay–Lac-Saint-Jean, Quebec. Rio Tinto will also invest an additional US$300 million for further construction in preparation for the US$2.5 billion modernisation of the Kitimat smelter in British Columbia.
AP technology, developed by Rio Tinto Alcan, is designed to improve energy efficiency and reduce costs of aluminium production. AP60 is the latest generation of the bespoke technology and metal output per pot at the plant will be 40 per cent higher than at existing smelters.
The Kitimat modernisation project will increase the smelter’s current production capacity by more than 48 per cent to approximately 420,000 tonnes per year. The modernised Kitimat smelter will be powered exclusively by hydroelectricity and use Rio Tinto Alcan’s proprietary AP technology to reduce its emissions intensity by more than 50 per cent per year.
Jacynthe Côté, chief executive, Rio Tinto Alcan, said “The first phase of the AP60 plant, which will become the platform for future generations of our AP series, underlines Rio Tinto Alcan’s position as the world leader in aluminium smelting technologies. This proprietary technology has already evolved from AP50 to AP60 since this project was first announced. It is the industry benchmark — the most cost-effective, energy-efficient, and environmentally-friendly smelting technology commercially available.
“The modernisation of our Kitimat smelter is truly a transformational project, in line with our strategic objective to grow via long-life, large-scale, low-cost assets. Once completed, Kitimat will be one of the lowest-cost smelters in the world.”
The first phase of the AP60 plant will have 38 pots and an annual production capacity of 60,000 tonnes of aluminium by 2013. This initial step will also include the infrastructure required for the subsequent phases, which would bring the total production capacity to 460,000 tonnes, powered by clean, renewable hydroelectricity.
Rio Tinto is expected to have spent approximately US$371 million on the AP60 project by the end of the year. Rio Tinto is also expected to have spent approximately US$350 million on the Kitimat modernisation project, for which final approval is expected in 2011.
Rio Tinto’s continued investment in these projects is consistent with the modernisation strategy that was set out following the acquisition of Alcan and is in-keeping with the Group’s 2007 commitments to the governments of Canada and Quebec.

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Notes to editors
AP60 technology was first developed at Rio Tinto Alcan’s research and development facilities in the Rhone-Alpes region of France. When Phase 1 of the plant becomes operational, the Arvida Research and Development Centre in Jonquière, Quebec will lead ongoing activities towards commercialising AP60 technology. It will also be supported by research and development teams in Voreppe and Saint-Jean-de-Maurienne, France.
AP60 is the next step in Rio Tinto Alcan’s suite of industry benchmark smelting technologies. AP60 will operate at an exceptional 600 kilo amperes (kA), which represents a 100 kilo ampere step change from AP50 technology. Like all AP series technologies, AP60 is focussed on productivity and reduction of full economic cost of production.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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